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BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

March 13, 2017

Via Edgar

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Shayna Gilmore and me in a telephone conversation on Tuesday, February 7, 2017 regarding your review of Post-Effective Amendment No. 222 (“PEA No. 222”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 23, 2016. PEA No. 222 was filed on behalf of the Registrant and its series (the “Funds”) for the purposes of: (i) making certain disclosure changes related to the implementation of amendments to Rule 2a-7 under the Investment Company Act of 1940 by the HSBC U.S. Government Money Market Fund and the HSBC U.S. Treasury Money Market Fund; and (ii) incorporating certain disclosure and other changes in connection with or resulting from the approval of certain proposals by shareholders at a recent shareholder meeting (as set forth in the proxy statement reviewed by the Staff of the SEC, filed on February 29, 2016 (acc-no: 0001206774-16-004695)). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General Comments

1.	Comment: For any Fund with an expense limitation agreement, please clarify in the footnotes to the respective fee and expense tables that only the Board of Trustees can terminate the expense limitation agreement with the Adviser before March 1, 2018.

Response: The Registrant hereby confirms that only the Board of Trustees can terminate the expense limitation agreement with the Adviser before March 1, 2018 and has clarified the disclosure accordingly.

2.	Comment: Please supplementally provide to the Staff for its review completed fee and expense tables for the Funds.

Response: The Registrant has separately provided to the Staff for its review completed fee and expense tables for the Funds.

3.	Comment: Please ensure that the derivatives-related disclosure is appropriate for each applicable Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Registrant hereby confirms that it believes its derivatives-related disclosures with respect to the applicable Funds is appropriate.

4.	Comment: For any Fund that discloses that a portfolio manager has been managing the Fund since its inception, please provide the specific year that the portfolio manager began managing the Fund.

Response: The Registrant has incorporated this comment.

5.	Comment: Please consider revising, as applicable, the Funds’ risk disclosure with respect to investments in exchange-traded funds (“ETF”) to reflect the fact that shareholders of a Fund would incur a proportionate share of the expenses of an underlying ETF in which a Fund invests.

Response: The Registrant has incorporated this comment.

6.	Comment: To the extent a Fund invests in derivatives to satisfy its 80% investment policy, please supplementally indicate whether derivatives will be valued at market/fair value rather than notional value.

Response: The Registrant notes that derivatives will generally be valued at market/fair value for purposes of compliance with each Fund’s 80% investment policy. However, the Registrant believes that notional value may be more appropriate measure of the economic exposure of a Fund in certain circumstances, and therefore the Registrant may value certain derivatives by reference to their notional value for purposes of compliance with each Fund’s 80% investment policy.

Money Market Fund Prospectus

7.	Comment: Please confirm that none of the Funds converted from a money market fund to a non-money market fund.

Response: The Registrant hereby confirms that none of the Funds converted from a money market fund to a non-money market fund.

8.	Comment: Please include in the HSBC U.S. Government Money Market Fund’s “Summary Section—Principal Investment Strategies” a discussion of the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in U.S. Government Securities and repurchase agreements collateralized fully by such obligations.

Response: The Registrant has incorporated this comment.

9.	Comment: For clarity, please begin the HSBC U.S. Treasury Money Market Fund’s “Summary Section—Principal Investment Strategies” with how the Fund intends to invest under normal market conditions (i.e., that, under normal market conditions, the Fund intends to invest exclusively in direct obligations of the U.S. Treasury).

Response: The Registrant has incorporated this comment.

10.	Comment: The HSBC U.S. Treasury Money Market Fund’s “Summary Section—Principal Investment Strategies” provides that “[u]nder adverse market conditions, the Fund may temporarily invest in repurchase agreements collateralized by U.S. Treasury obligations.” Please explain whether the Fund considers this to be a temporary defensive position.

Response: The Fund considers these investments to be a temporary defensive position.

11.	Comment: With respect to the HSBC U.S. Treasury Money Market Fund, please include in the “Summary Section—Principal Investment Risks” risk disclosure with respect to investments in repurchase agreements (or confirm that the Fund considers these investments to be a temporary defensive position).

Response: The Fund considers these investments to be a temporary defensive position.

12.	Comment: Please clarify in the “More About Risks and Investment Strategies” section how cash is treated for purposes of the 80% investment policies of the HSBC U.S. Government Money Market Fund and the HSBC U.S. Treasury Money Market Fund.

Response: The Registrant has incorporated this comment.

Opportunity Fund Prospectus

13.	Comment: Please include in the “Summary Section—Principal Investment Risks” risk disclosure with respect to investments in securities that are traded in the “over-the-counter” market.

Response: The Registrant has incorporated this comment.

14.	Comment: In the “More About Risks and Investment Strategies” section, please disclose that shareholders would incur additional fees as a result of the master-feeder structure.

Response: In the “More About Risks and Investment Strategies” section, the Fund currently discloses that:

The Fund seeks to achieve its investment objective by investing all of its assets in the HSBC Opportunity Portfolio (the “Portfolio”), an additional series of the Trust. The Portfolio has the same investment objective as the Fund. This two-tier fund structure is commonly referred to as a “master/feeder” structure because one fund (the Fund or “feeder fund”) is investing all its assets in a second fund (the Portfolio or “master fund”). Fund shareholders bear the expenses of both the Fund and the Portfolio, which may be greater than other structures. For reasons relating to costs or a change in investment objective, among others, the Fund could switch to another pooled investment company or decide to manage its assets itself. The Fund is not currently contemplating such a change. See “The Two-Tier Fund Structure” for more information. (emphasis added)

World Selection Funds Prospectus

15.	Comment: The “Summary Section—Principal Investment Strategies” for each of the Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund, Conservative Strategy Fund and Income Strategy Fund notes that the Funds may invest in “lower quality corporate and government fixed income securities.” Please clarify whether these lower quality fixed income securities include junk bonds.

Response: The Registrant has incorporated this comment.

16.	Comment: With respect to the Balanced Strategy Fund, please confirm that the Fund will invest at least 25% of its assets in both equity and fixed income securities. The Division of Investment Management takes the position that an investment company that holds itself out as “balanced” should invest at least 25% of its assets in both equity and fixed income securities.

Response: The “Summary Section—Principal Investment Strategies” of the Fund discloses the target investment range for each permitted asset class, including both equity and fixed income securities. The Fund has also implemented a “neutral” target allocation, which represents the approximate allocation among asset classes that the Adviser believes would be appropriate for the Fund given its investment objective and targeted level of risk. The Fund has typically invested between 58% - 76% in equity securities and 19% - 30% in fixed income securities. The Fund believes that investors have sufficient information upon which to make an informed investment decision and that the Fund’s name is not misleading.

Global Funds Prospectus

17.	Comment: The “Summary Section—Principal Investment Strategies” for each of the HSBC Emerging Markets Debt Fund, HSBC Emerging Markets Local Debt Fund and HSBC Total Return Fund provides that “[t]he Adviser has broad discretion to identify countries that it considers to qualify as emerging markets.” Please clarify what criteria the Adviser uses to determine which countries it considers to be emerging markets.

Response: In determining whether to classify a country as an emerging market country, the Adviser would consider, among other things, whether the country demonstrated the characteristics that are described in the prospectus (e.g., whether the country has an emerging stock market or whether the country has a low-to middle-income economy, etc.).

18.	Comment: Please enhance the concept of duration and provide an example.

Response: The Registrant has incorporated this comment.

19.	Comment: Please consider revising “Issuer Diversification Risk” for the HSBC Emerging Markets Debt Fund, HSBC Emerging Markets Local Debt Fund and HSBC Total Return Fund to “Non-Diversification Risk.”

Response: The Registrant has incorporated this comment.

20.	Comment: With respect to the HSBC Frontier Markets Fund, please clarify how the Subadviser determines a country is a “frontier market” or a “cross-over market” country.

Response: The Subadviser considers a cross-over market to be an emerging market (as defined by the MSCI) but which, in the Subadviser’s view, possesses frontier-market characteristics, based on an assessment of two parameters: (i) the weighting of the country in the MSCI Emerging Market Index; and (ii) the MSCI Market Accessibility rating of the country, which is based upon MSCI’s assessments of (a) openness to foreign investors; (b) ease of capital flows; and (c) efficiency of operational framework. The Subadviser considers a frontier market to be those countries included in the MSCI Frontier Markets Index and any other off-index countries.

21.	Comment: With respect to the HSBC Global High Yield Bond Fund, please include in the “Summary Section—Principal Investment Strategies” an explanation in plain English of what it means to have a Subadviser manage a “sleeve” of the Fund’s assets.

Response: The Registrant has incorporated this comment.

22.	Comment: With respect to the HSBC Global High Yield Bond Fund, HSBC Global High Income Bond Fund and HSBC Global Equity Volatility Focused Fund, please clarify how each Fund will “invest [their] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Funds could include a policy that, under normal market conditions, they will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

Response: Each of the HSBC Global High Yield Bond Fund, HSBC Global High Income Bond Fund and HSBC Global Equity Volatility Focused Fund currently invest in at least three countries, including the United States. Moreover, each of the HSBC Global High Yield Bond Fund, HSBC Global High Income Bond Fund and HSBC Global Equity Volatility Focused Fund currently expect to invest, under normal market conditions, at least 40% of its assets in companies economically tied to non-U.S. countries (e.g., companies organized or located outside the United States or doing a substantial amount of business outside the United States).

23.	Comment: With respect to the HSBC Euro High Yield Bond Fund (USD Hedged), please include a definition of “emerging markets” in the Fund’s “Summary Section—Principal Investment Strategies” discussion.

Response: The Registrant has incorporated this comment.

Economic Scale Index Emerging Markets Equity Prospectus

24.	Comment: The “Summary Section—Principal Investment Strategies” provides that “[t]he Subadviser has broad discretion to identify countries that it considers to qualify as emerging markets.” Please clarify which criteria the Subadviser uses to determine which countries it considers to be emerging markets.

Response: In determining whether to classify a country as an emerging market country, the Adviser would consider, among other things, whether the country demonstrated the characteristics that are described in the prospectus (e.g., whether the country has an emerging stock market or whether the country has a low-to middle-income economy, etc.).

25.	Comment: Please consider whether it is appropriate to include “Asia Risk” in the Fund’s “Summary Section—Principal Investment Risks.”

Response: The Fund believes that “Asia Risk” is an appropriate risk to include in the “Summary Section—Principal Investment Risks,” as the ESI EM Index has substantial exposure to companies economically tied to Asian countries.

26.	Comment: The Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Principal Investment Risks” section notes that “[t]he Fund is subject to one or more of the following principal investment risks.” Please revise to clarify that the Fund is subject to all of the risks provided in this section.

Response: The Registrant has incorporated this comment.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Richard A. Fabietti, President, HSBC Funds, and Senior Vice President, Head of Product Management, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

David J. Harris, Dechert LLP